                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                    --------------------------------------
                               (Amendment No. 1)

                                  ITXC CORP.
                      (Name of Subject Company (Issuer))
                      ----------------------------------
                                  ITXC CORP.
                       (Name of Filing Person (Offeror))

             OPTIONS UNDER ITXC CORP.'S 1998 STOCK INCENTIVE PLAN
             TO PURCHASE COMMON STOCK, PAR VALUE $.001 PER SHARE,
                        HELD BY CERTAIN OPTION HOLDERS
                        (Title of Class of Securities)

                                   45069F109
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)


                   EDWARD B. JORDAN                            Copies to:
Executive Vice President and Chief Financial Officer    PETER H. EHRENBERG, ESQ.
                        ITXC CORP.                       Lowenstein Sandler PC
                  600 College Road East                  65 Livingston Avenue
                   Princeton, NJ 08540                    Roseland, NJ 07068
                    (609) 750-3301                          (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

    [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]   third party tender offer subject to Rule 14d-1.
   [X]   issuer tender offer subject to Rule 13e-4.
   [_]   going-private transaction subject to Rule 13e-3.
   [_]   amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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                            INTRODUCTORY STATEMENT

       This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 2, 2001 relating to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated May 2, 2001 and the related Letter of Transmittal.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(6) attached hereto.

    (a)   (1)  Offer to Exchange, dated May 2, 2001.*

          (2)  Form of Letter of Transmittal.*

          (3) Form of Letter to Eligible Option Holders.*

          (4) Form of Letter to Tendering Option Holders.*

          (5) Form of E-mail Letter to ITXC Corp. Employees.*

          (6) Form of E-mail Supplement to ITXC Corp. Employees

   (b)    Not applicable.

   (d)(1) ITXC Corp. 1998 Stock Incentive Plan, as amended.*

   (g)    Not applicable.

   (h)    Not applicable.

     ______________
     *  Previously filed.


                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                    ITXC CORP.

                              /s/  Edward B. Jordan
                              ------------------------------------------
                              Edward B. Jordan, Executive Vice President
                                 and Chief Financial Officer

Date: May 22, 2001

                                       2
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                               INDEX TO EXHIBITS

Exhibit Number              Description
                            -----------

    (a)(6)                  Form of E-mail Supplement to ITXC Corp. Employees





















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